FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Works with Trend Micro to Expand Protection for Customers Against Malware, Privacy Issues in Third-Party Applications	4

Document 1

February 4, 2013

FOR IMMEDIATE RELEASE

BlackBerry Works with Trend Micro to Expand Protection for Customers Against Malware, Privacy Issues in Third-Party Applications

BlackBerry to Use Trend Micro’s App Scanning Service to Further Analyze Apps Submitted to BlackBerry World

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that it is working with Trend Micro Incorporated, a global leader in cloud security, to expand the protection it already provides to BlackBerry customers against malware and privacy issues related to third-party applications.

As part of a multi-level and phased approach for addressing privacy implications and security concerns, BlackBerry will incorporate the Trend Micro™ Mobile Application Reputation Service with its current internal, proprietary system for analyzing applications. With the cloud-based Trend Micro Mobile Application Reputation Service, both current and new applications submitted to the BlackBerry® World™ storefront will be scanned for potential malicious behavior.

“BlackBerry is working with Trend Micro to implement a more robust approach for addressing privacy and security concerns related to third-party applications,” said Adrian Stone, Director, BlackBerry Security Response and Threat Analysis at BlackBerry. “By incorporating Trend Micro’s advanced mobile scanning and detection capabilities with our own internal, proprietary application analyzing system, we can provide another layer of protection and assurance for BlackBerry customers. Together, BlackBerry and Trend Micro are developing an innovative and comprehensive solution for protecting BlackBerry customers against emerging mobile security concerns.”

“The volume of malicious and high-risk mobile apps are on the rise across the industry, which is why we applaud BlackBerry’s commitment to protecting their customers against these emerging mobile threats,” said Kevin Simzer, Vice President of Corporate Development and Alliances, Trend Micro. “With the speed that cybercriminals are targeting new platforms and applications, Trend Micro and BlackBerry’s strategic collaboration is natural and timely for the security of end users. Together, the two companies can further secure and enhance BlackBerry customers’ mobile experience.”

Trend Micro has scanned and evaluated over 2 million mobile applications. Mobile Application Reputation Service is Trend Micro’s next generation cloud-based technology for mobile operating systems that analyzes application code and behavior to identify risks from malware and data leaks. It also detects the abuse of battery, memory, and data resources. This service leverages the Trend Micro™ Smart Protection Network™ infrastructure to provide meaningful mobile app reputation ratings. The Smart Protection Network is built upon unique “in-the-cloud,” technologies that naturally fit with cloud-based security services like the Mobile Application Reputation Service. By checking URLs, emails, files, and applications against continuously updated and correlated threat databases, customers always have immediate access to the latest protection.

About Trend Micro
Trend Micro Incorporated (TYO: 4704;TSE: 4704), a global cloud security leader, creates a world safe for exchanging digital information with its Internet content security and threat management solutions for businesses and consumers. A pioneer in server security with over 20 years' experience, we deliver top-ranked client, server and cloud-based security that fits our customers' and partners' needs, stops new threats faster, and protects data in physical, virtualized and cloud environments. Powered by the industry-leading Trend Micro Smart Protection Network cloud computing security infrastructure, our products and services stop threats where they emerge - from the Internet. They are supported by 1,000+ threat intelligence experts around the globe.

Additional information about Trend Micro Incorporated and the products and services are available at Trend Micro.com. This Trend Micro news release and other announcements are available at http://newsroom.trendmicro.com/ and as part of an RSS feed at www.trendmicro.com/rss. Or follow our news on Twitter at @TrendMicro.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com

Media Contact:
Gene Nakonechny
BlackBerry
+1-519-888-7465 x75018
gnakonechny@rim.com

Vivian Shic
Trend Micro Incorporated
+1-925-323-9382
vivian_shic@trendmicro.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@rim.com

###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 6, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer